Mail Stop 4561

April 16, 2008

Douglas J. Shaw, President and CEO
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, MA 01801

> **Re: Monotype Imaging Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2008**
> **File No. 333-150034**
>
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 27, 2008**
> **File No. 000-33612**

Dear Mr. Shaw:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Selling Stockholders, page 97

1. Identify the natural person or persons who have voting or investment control over the shares being registered for resale by D.B. Zwirn Special Opportunities Fund, L.P. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations, as well as interpretation I.60 of the July 1997 version of the Telephone Interpretation Manual.

Signatures, page S-1

2. We note the filing does not identify your controller or principal accounting officer. Please identify the person acting in this capacity in your amended registration statement. If Ms. Jacqueline Arthur serves as both chief financial officer and controller or principal accounting officer, her title should be captioned as such in the amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Form 10-K for the Year Ended December 31, 2007

General

3. We are in receipt of your confidential treatment request for certain portions of the agreement filed as Exhibit 10.41 to your Form 10-K. Please be advised that we are transmitting our comment on this request under separate cover.

Item 9A(T). Controls and Procedures, page 94

4. You do not provide the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act as of the end of the period covered by your annual report, as required by Item 307 of Regulation S-K. In this regard, we note the risk factor disclosure on pages 18 and 19 indicating that you believe that the material deficiencies identified by your independent accounting firm in connection with its audit of your financial statements for fiscal 2006 were successfully remediated and no longer existed as of December 31, 2007. Please amend your Form 10-K to include the disclosure required by Item 307. To the extent your certifying officers concluded that your disclosure controls and procedures were effective as of the end of fiscal 2007, please explain to us in your response letter how they were able to reach such an effectiveness conclusion in light of the failure of the company to include in its annual report the disclosure required by Item 307.

5. In addition, you have not provided the disclosure required by Item 308T(b) of Regulation S-K regarding changes in internal control over financial reporting. Note that while Item 308T permits eligible filers to omit the information required by paragraph (a) of the Item, there is no such provision with respect to paragraph (b). Please amend to include the disclosure required by Item 308T(b).

***

As appropriate, please amend your filings in response to these comments. Any responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 or the Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 or, in her absence, Maryse Mills-Apenteng at (202) 551-3457 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 523-1231
Lizette M. Perez-Deisboeck, Esq.
Goodwin Proctor LLP
Telephone (617) 570-1000